Mail Stop 4561

October 19, 2007

Mr. Michael J. Daniels
Cheetah Consulting, Inc.
6860 Gulfport Blvd. South, #161
St. Petersburg, Florida 33707

> **Re:** **Cheetah Consulting, Inc.**
> **Registration Statement on Form SB-2**
> **Filed September 20, 2007**
> **File No. 333-146209**

Dear Mr. Daniels:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

2. We note that you were formed in May 2004 and that in January 2007 you initiated a plan of recapitalization and brought in additional shareholders to the company in March 2007. You state that the shareholder base was increased due to family and

friends being interested in your business. The March 2007 offering, however, raised only an aggregate of $105 through the sale of 1,050,000 shares. Please further explain the reason for this offering to family and friends. Additionally, based on this and the disclosure in this document, it appears that the shares sold in March 2007 may have been purchased with a view toward distribution and that this offering may be a primary offering by you or on your behalf. In this connection, we note that you are conducting an offering which will not raise any capital for you and are paying the estimated $15,100 costs associated with the offering, even though it is does not appear that you have any obligation under a registration rights agreement to conduct a secondary offering for selling shareholders. Please provide us with a detailed analysis explaining why you are able to register the shares pursuant to Rule 415(a)(1)(i) of Regulation C.

3. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." We note from your disclosure on page 11 that Ms. Harrison was secretary of GuangZhou Global Telecom and secretary of China Public Security Technology, Inc. We note that these two companies did not pursue their respective stated business plans, but instead engaged in mergers with third parties. In light of this pattern, please either comply with Rule 419 under the Securities Act or advise why you believe it is appropriate not to comply with Rule 419.

4. We note the disclosure of various conflicts of interest in various parts of the Prospectus. Please create a separately titled section in the Prospectus that discusses all such conflicts of interest. In such section, please note the differences between the work conducted by Cheetah Consulting, Inc. and Harrison Law, P.A., discuss whether any current clients of yours are also clients of Harrison Law and if so, discuss how revenues earned from such clients is split between you and Harrison Law.

5. Please file the subscription agreement entered into by one of your directors, Joseph Scutero, which was accepted by you on March 31, 2007. Please see Regulation S-B, Item 601(b)(10).

Prospectus Cover Page

6. On the cover page and elsewhere you state that the sellers of your common stock are not considered "underwriters" as that term is defined in the Securities Act of 1933. Please revise to delete such reference in light of our prior comment. Further, please revise to delete the last sentence of the first paragraph since this disclosure is not appropriate for the cover page. Please see Regulation S-B, Item 501(a). Finally, please confirm that your cover page is no longer than one page.

Prospectus Summary, page 2

7. We note your disclosure that since inception, you have engaged in the development of your business plan ***and*** providing consulting services to owners of private companies. Please revise to disclose the date of inception. Further, please reconcile your disclosure that you have been engaged in providing consulting services since inception with your disclosure that you began providing consulting services in September 2006.

8. Please revise the summary to highlight the fact that your President, Diane Harrison holds 76% of your stock and has the ability to control the outcome on all matters requiring stockholder approval, including the election of directors and any merger, consolidation or sale of substantially all your assets.

Number of Shares Being Offered, page 2

9. You state that the issuance of 1.35 million shares of your common stock to the selling security holders was exempt from registration and the prospectus delivery requirements of the Securities Act of 1933. Please revise to state that you issued the shares in reliance upon an exemption rather than stating the conclusion that the issuances were exempt. Alternatively, disclose that the conclusion that the issuances were exempt is based on the advice or opinion of legal counsel, name counsel, and file counsel's consent.

Lack of Liquidity in our common stock, page 2

10. You state that you have "not yet applied for listing or quotation on any public market." Please state whether it is your present intention do so.

Risk Factors, page 3

11. Please add a risk factor describing the risks associated with having no regular paid employees.

12. We note your disclosure on page 1 that your "lack of experience in running a fully operational consulting business…makes any investment in our company a high risk." Please add a risk factor describing this risk.

13. You state that you have incurred "substantial losses" from your inception, but later state that you have a "small net income." Please revise to reconcile these two statements.

We Engage in Consulting Activities Which Involve a High Degree of Risk, page 3

We have a limited operating history that includes a small net income… page 3

Even if a market develops for our shares, our shares may be thinly traded…. page 6

14. There are bulleted lists under these risk factors. To the extent these risks have not been discussed elsewhere, please break out these risks into separate risk factors, each with its own subheading, and specifically discuss the risk to the company posed by each factor and the risks that have already materialized. However, we note that these bullet points are so general in application that they may apply to any company. Please review the risk factors to ensure that the risks presented are specific to your company and not general in application.

15. Please revise to delete the mitigating language regarding your expectation that you will incur small profits in the near future from the last paragraph under "we have a limited operating history…"

(7) We May Not Be Able To Acquire The Experienced Personnel To Perform Our Specific Consulting Services, page 4

16. You state that you will have to locate and hire personnel in the third quarter of 2008 but no later than January 31, 2009. Please disclose why you have this need for personnel during this specific time period, and what type of personnel you anticipate hiring.

(8) A Conflict Of Interest May Exist For Our President Diane J. Harrison, Esq. With Her Other Business Interests, page 4

17. Additionally disclose that Ms. Harrison's husband, Mr. Michael J. Daniels, is a commissioned employee of Cheetah Consulting, Inc. and that Ms. Harrison recently sold her automobile to you for approximately $51,000.

18. Please revise to explain the nature of the conflict to which you refer. Specifically, describe the conflict with your company "operating independently."

(10) Small Public Companies Are Inherently Risky And We May Be Exposed To Market Factors Beyond Our Control…. page 4

19. You note that you may have to hire "outside consultants" to assist you in meeting your public reporting company obligations. Please provide examples of the types of outside consultants that you anticipate hiring.

(12) Because it may be difficult to effect a change in control of Cheetah Consulting, without current management consent… page 4

20. Please revise to disclose under a separate risk factor from the risk regarding difficulty in effecting a change in control, the disclosure in the last sentence regarding Ms. Harrison's ability to control the outcome of all matters requiring stockholder approval, and state that Ms. Harrison may have interests that differ from other shareholders and may take actions that are not in the interests of other shareholders.

(13) The sale of shares of common stock by our selling security holders… page 5

21. We note the last sentence that states that the price of your stock could fall if selling security holders sell substantial amount of your common stock. Please revise the first and last sentences to reflect the percentage of stock that they are currently selling.

(16) Investors may never receive cash distributions… page 6

22. Please disclose consistent with your disclosure on page 13 that you anticipate that any earnings in the foreseeable future will be retained for development and expansion of your business and you do not anticipate paying any cash dividends in the near future.

(17) Without A Public Market There Is No Liquidity For Our Share, And Our Shareholders May Never …. page 6

23. Please disclose whether you have already contacted a market maker regarding sponsoring you, and if you have, please briefly summarize such discussions.

(18) Even If A Market Develops For Our Shares, Our Shares May Be Thinly Traded …. page 6

24. We do not understand your last bullet point. Please advise or revise.

Plan of Distribution, page 10

25. Please disclose the factors that were considered in determining your offering price of $0.10 per share. Please see Regulation S-B, Item 505(a).

26. You note that you have spent approximately $10,975 of the total estimated costs of this offering. Please disclose on what you spent these funds.

Directors, Executive Officers, Promoters and Control Persons, page 11

Directors and Executive Officers, page 11

27. Please advise whether Lynnette J. Harrison is related to Diane J. Harrison. If so, you will need to provide the disclosure required by Regulation S-B, Item 401(c).

28. Please describe Lynnette Harrison's job and associated responsibilities at Weirton Steel Corporation and Medicare Advantage and Reimbursement Systems group.

29. We note the disclosure regarding Mr. Scutero. In plain English, please disclose the responsibilities of a "brush" and "floorman."

Shares Eligible for Future Sale, page 13

30. Please revise to disclose the approximate number of holders of your common stock and the number of shares that could be sold pursuant to Rule 144 under the Securities Act. See Item 201 of Regulation S-B.

Organization Within Last Five Years, page 14

31. You state that you have not had any related transactions with any related persons, promoters or control persons that have an interest in your business. Considering Ms. Harrison's and her husband's role in your business, please revise.

Description of Business, page 15

Business Development, page 15

32. You note that you assist business owners in determining the present value of their businesses. Please advise if you have any accountants or business people on your staff, such as your commissioned employee, that have the knowledge to conduct such activities. Additionally, please disclose who conducts the discounted cash flow analyses of your clients.

33. We note your disclosure that you currently have one person who is paid on a project-by-project basis. Please disclose that this person is the husband of Ms. Harrison, his experience, and how his project-by-project salary is determined.

34. We note your disclosure that for the year ended December 31, 2006, the person who is paid on a project-by-project basis received $20,000 in compensation. According to the Statement of Operations on page F-11 and Note C, however, this person received $61,932 in commissions for the year ended December 31, 2006. Please advise.

35. You state that Ms. Harrison has previously had "success in business." Please

revise to provide support for this statement and explain what you mean by "success." Please take care not to include "puffing" and to relate this experience to your company. We may have further comment.

Our Business, page 15

36. Please describe in this section how you earn fees and the typical fees that you charge clients.

37. Please describe the material terms of your agreements with clients and file as an exhibit all material agreements for the consulting work in which you have engaged.

(2) Distribution Methods of the Services, page 16

38. Please disclose in additional detail how Ms. Harrison will use her network of attorneys and accountants as your primary marketing tool. Additionally, please disclose approximately how many attorneys and accountants are in this network and how Ms. Harrison intends to communicate with such people.

(6) Dependence on Limited Customers, page 16

39. Please provide the basis for your statement that your client base is expanding and that you will not have to rely on one or a limited number of clients for business. Further, please disclose the number of clients for which you have provided consulting work and whether any one client accounted for more than 10% of your revenues.

(9) Government Regulation, page 17

40. You state that your services and activities are subject to local business licensing requirements. Please briefly disclose and describe the specific licensing requirements.

(10) Research and Development During Last Two Fiscal Years, page 17

41. You state that you have spent minimal monies on "Internet research and development." As we are not sure what this phrase means, please clarify your disclosure.

(12) Our Employees, page 17

42. Noting that Ms. Harrison is employed by both you and by Harrison Law, P.A., please disclose the percentage of Ms. Harrison's time that will be spent working for you and the percentage of time spent working for Harrison Law, P.A.

Additionally, if Ms. Harrison has other business commitments, please disclose such commitments as well.

Management's Discussion and Analysis of Financial Condition, page 18

Results of Operations for the Period Ended June 30, 2007, page 18

43. We note you discuss your changes in expenses from the year ended December 31, 2006 to the six months ended June 30, 2007. Please tell us how you have complied with Item 303 of Regulation S-B; specifically, address your omission of the explanation of the change in commission expense.

44. Please make it clear in Table 4.0 that the 2007 YTD figures are unaudited.

45. Please add 2005, as well as the period ended June 30, 2006, to your table.

46. Please disclose the main components of both revenues and expenses. For example, please state that for 2007 YTD, total expenses of $43,169 were comprised mainly of commissions of $31,024 paid to the husband of Ms. Harrison. Please also disclose the main reasons that revenues and expenses rose or fell.

47. Please discuss the $12,365 figure in the Other Income column for 2006. We note that it was due to "investing income," but please provide more detailed disclosure regarding how this income was earned.

48. You note that you believe your legal expenditures will decrease due to the fact that your President is also the company attorney. Please disclose whether Harrison Law, P.A. has contractually agreed to provide services free-of-charge or at a reduced rate to you. Please consider whether such an agreement must be filed as a material agreement. Please see Regulation S-B, Item 601(b)(10).

49. We refer to the sixth sentence which ends "December 31, 2007." Please tell us whether this should read "December 31, 2006."

Liquidity & Capital Resources, page 19

50. You state that Ms. Harrison has agreed to provide any additional needed funds in the form of non-interest bearing loans. Please disclose whether this agreement is in writing, the main terms of this agreement, and consider whether such agreement must be filed as a material agreement. Please see Regulation S-B, Item 601(b)(10). Please state whether this loan to the company is in addition to, or different from, Ms. Harrison's commitment to secure up to $150,000 in credit if necessary. Please also disclose whether this commitment is a written commitment.

51. You state that the "credit of the officers and directors for debt financing if necessary is extremely strong." Please disclose the basis of this statement.

52. We note your disclosure regarding a potential business combination. Please disclose whether you currently have any intention to pursue a business combination or whether there are any arrangements which may result in a change in control. Please see Regulation S-B, Item 403(c).

Description of Property, page 19

53. You disclose that you are purchasing an automobile. According to your financial statements, however, this purchase has already occurred. Please advise or revise. Please also disclose that this automobile was purchased from Ms. Harrison and briefly describe the principal terms of your payment obligations with respect to the automobile.

54. We note from your financial statements that you have recently purchased dive equipment. Please add this to the list of property you own which you disclose. Please also disclose the use of dive equipment in your business.

Certain Relationships and Related Transactions, page 19

55. Please revise to include all relevant transactions between Ms. Harrison and you, including the purchase from Ms. Harrison of her automobile and the office space that you occupy in Ms. Harrison's home. Please refer to Regulation S-B, Item 404 and note the threshold for disclosure in Item 404 is a transaction with a related person, as defined in Instruction 1 to Item 404(a), in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the small business issuer's total assets at year-end for the last three completed fiscal years.

Market for Common Equity and Related Stockholder Matters, page 20

56. We note that you intend to apply to have your common stock included for quotation on the FINRA OTC Bulletin Board. Until such application is accepted

and trading on the OTCBB begins, please disclose how shareholders will be able to sell their shares.

57. We note your disclosure regarding the various factors that could alter the trading price of your stock, should such a market develop. We do not understand, however, the following factors:

- "changes in the market valuations of other equipment and furniture leasing service providers"; and

- "the market for instant messaging business services …."

Please advise or revise.

58. We note that Ms. Harrison is responsible for your accounting. Please disclose whether Ms. Harrison has any formal accounting training necessary to adequately complete this task.

Corporate Governance, page 24

59. We note your disclosure that you are "not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act respecting any director" but do not understand what this means. Please advise.

60. Please disclose which directors are independent and state the definition of independence used for this determination. Please see Regulation S-B, Item 407(a).

Financial Statements for the six months ended June 30, 2007

Financial Statements

Statement of Operations, page F-4

61. We note you do not include a Statement of Operations or a Statement of Cash Flows for the six months ended June 30, 2006. Please confirm for us that there was no activity to present, or revise your filing to include those financial statements. Reference is made to Item 310(b) of Regulation S-B.

62. We note you have two line items called Net Income. It appears that you have replaced the line item that should be titled Net Income Before Income Taxes with the title Net Income. Please revise your filing to update the line item titles.

Notes to Financial Statements

Note B – Significant Accounting Policies

Income Taxes, page F-7

63. We note you became a taxable entity during 2007. Please tell us how you have complied with SFAS 109, or tell us why you believe it was not necessary to include the SFAS 109 disclosures or record a deferred tax liability/asset.

Note C – Note Payable, page F-8

64. We note you included your schedule of principal maturities for the next five years. However, we note that the total of this schedule does not agree to the note payable balance at June 30, 2007 on the Balance Sheet. Please revise your footnote disclosure so this schedule is consistent with the Balance Sheet. Reference is made to paragraph 10 of SFAS 47.

Note E – Earnings (Loss) per Common Share, page F-8

65. We note you state your weighted-average shares are 2,358,923. This amount is not consistent with the share amounts and activity noted in the Statements of Changes in Stockholder's Equity and in note F. Please amend your filing to revise your weighted-average share amount and your EPS amount. Reference is made to SFAS 128.

Financial Statements for the year ended December 31, 2006

Balance Sheet, page F-10

66. We note you listed that you have 35,000 shares issued and outstanding. This amount does not appear to be consistent with the 3,500,000 shares on the Statement of Changes in Stockholder's Equity and within footnote D. Please revise your filing to appropriately state the actual amount of shares outstanding or provide to us a reconciliation of the differences.

Statement of Operations, page F-11

67. We note your line item called capital gains. Please tell us the nature of this line item and revise your filing to include any applicable disclosures. Reference is made to APB 22.

Statement of Changes in Stockholder's Equity, page F-12

68. We note that none of your officers or directors received any compensation as disclosed on page 21. We also note that you occupy office space in one of your

officer's homes as disclosed on page 19. Please tell us if this office space is
provided on a rent free basis. Please tell us how you have complied with SAB
Topic 1B.

Statement of Cash Flows, page F-13

69. We note your net loss amount of $14,299 is not consistent with the net loss
amount of $1,934 per the Statement of Operations. Please amend your filing so
that these amounts are consistent. Additionally, it does not appear that your
investment income is appropriately reflected in the statement in accordance with
SFAS 95. Please revise or advise.

Part II, page II-1

General

70. Please add in the item numbers and titles for each item in Part II.

Other Expenses of Issuance and Distribution, page II-1

71. Please amend the SEC registration fee to the amount reflected on the cover page
of the registration statement. Additionally, we note that legal fees and expenses
are zero. Please advise whether Harrison Law has agreed to provide legal fees for
this registration statement for free.

Recent Sales of Unregistered Securities, page II-1

72. We do not understand the current ownership amounts of each shareholder. For
example, based on your current disclosure we cannot reconcile how Ms.
Harrison's ownership went from 100 shares in May, 2004 to 1,000,000 shares
currently, and how each of the other 35 shareholders currently has the number of
shares listed by their names. Please revise the tables and associated disclosure to
clearly describe how each shareholder obtained the number of shares that they
currently own.

73. For (a) and (b) in this Item 26, please disclose the section of the Securities Act or
the rule of the Commission under which the small business issuer claimed
exemption from registration and the facts relied upon to make the exemption
available. Please see Regulation S-B, Item 701.

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional

comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Monick at 202-551-3295 or Kevin Woody, Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at 202-551-3466 or me at 202-551-3495 with any other questions.

Sincerely,

Elaine Wolff
Branch Chief

cc:	Diane J. Harrison, Esq. (via facsimile)